                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Rule 13d-101)

                         INFORMATION TO BE INCLUDED IN
                   STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THEREIN FILED PURSUANT TO RULE 13d-2(a)

                           HOLT'S CIGAR HOLDINGS, INC.
                                (Name of Issuer)



COMMON STOCK, PAR VALUE $0.001 PER SHARE                          436598 10 6
(Title of Class of Securities)                                   (CUSIP Number)









                             Matthew H. Lubart, Esq.
                     Fox, Rothschild, O'Brien & Frankel, LLP
                            997 Lenox Drive, Bldg. 3
                         Lawrenceville, New Jersey 08648
                                 (609) 896-3600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 17, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

CUSIP No. 436598 10 6

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS  IDENTIFICATION NO. OF ABOVE PERSONS
      (ENTITIES ONLY)
      HCH ACQUISITION CORP.     I.R.S. IDENTIFICATION NO. APPLIED FOR
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(D) OR 2(E)                                          [  ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                     7.     SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY EACH                        0
REPORTING PERSON WITH
                              --------------------------------------------------
                              8.    SHARED VOTING POWER

                                     0

                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER

                                     0

                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

CUSIP No. 436598 10 6
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS (ENTITIES ONLY)
      ROBERT G. LEVIN
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(D) OR 2(E)                                         [  ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES              7.    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                   2,992,149
PERSON WITH
                              --------------------------------------------------
                              8.    SHARED VOTING POWER

                                    0

                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER

                                    2,992,149

                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,992,149
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      47.9%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No. 436598 10 6
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS (ENTITIES ONLY)
      CARLOS A. FUENTE, SR.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(D) OR 2(E)                                          [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES              7.    SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                       62,772
REPORTING
PERSON WITH
                              --------------------------------------------------
                              8.    SHARED VOTING POWER

                                    1,522,964
                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER

                                    62,772
                              --------------------------------------------------
                             10.    SHARED DISPOSITIVE POWER

                                    1,522,964
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,585,736
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      25.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No. 436598 10 6
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS (ENTITIES ONLY)
      CARLOS P. FUENTE, JR.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                          (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS
   BK
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES              7.    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                   62,772
PERSON
                              --------------------------------------------------
                              8.    SHARED VOTING POWER

                                    1,522,964

                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER

                                    62,772

                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER

                                    1,522,964
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,585,736
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [      ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      25.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No. 436598 10 6
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS (ENTITIES ONLY)
      CYNTHIA FUENTE SUAREZ
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(D) OR 2(E)                                          [ ]
--------------------------------------------------------------------------------
6.    CITIZEN OR PLACE OF ORGANIZATION
      UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF   SHARES            7.    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                   0
PERSON WITH
                              --------------------------------------------------
                              8.    SHARED VOTING POWER

                                    1,522,964

                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    0

                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER

                                    1,522,964
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,522,964
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      24.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No. 436598 10 6
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS (ENTITIES ONLY)
      FUENTE INVESTMENT PARTNERSHIP                EIN 59-3446066
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                         [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      FLORIDA
--------------------------------------------------------------------------------
NUMBER OF   SHARES            7.    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                   0
PERSON WITH
                              --------------------------------------------------
                              8.    SHARED VOTING POWER

                                    1,522,964

                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    0

                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER

                                    1,522,964
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,522,964
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDE CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      24.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PS
--------------------------------------------------------------------------------

                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, $0.001 par value per share ("Common Stock"), of Holt's Cigar Holdings, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 12270 Townsend Road, Philadelphia, Pennsylvania, 19154.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by HCH Acquisition Corp., Carlos A. Fuente, Sr., Carlos P. Fuente, Jr., Cynthia Fuente Suarez, Fuente Investment Partnership, and Robert G. Levin.

     During the past five (5) years, none of HCH Acquisition Corp., Carlos A. Fuente, Sr., Carlos P. Fuente, Jr., Cynthia Fuente Suarez, Fuente Investment Partnership nor Robert G. Levin has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     HCH Acquisition Corp. intends to make the purchases described in Item 4 below by using the proceeds of a bank loan in an amount up to $13 million (the "Bridge Loan") from First Union National Bank. The terms and conditions of the Loan are set forth in that certain Loan Agreement, dated as of November 8, 2000 (the "Loan Agreement"), by and among HCH Acquisition Corp. (the "Purchaser"), as borrowers and First Union National Bank, a copy of which is attached hereto as
EXHIBIT 3 and incorporated herein by reference.

The information set forth in the "THE OFFER, Section 8 -- Certain Information Concerning the Company," "THE OFFER, Section 9 -- Certain Information Concerning Parent Stockholders and Purchaser," "THE OFFER, Section 10 -- Source and Amount of Funds," and "THE OFFER, Section 14 -- Fees and Expenses" of the Offer to Purchase, dated November 13, 2000, a copy of which is attached hereto as EXHIBIT 4 (the "OFFER TO PURCHASE"), is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     On September 7, 2000, the Purchaser, the Fuente Investment Partnership and Robert G. Levin submitted a proposal (the "Proposed Transaction") to the Board of Directors of the Company to acquire all of the outstanding shares of Common Stock not presently owned by either the Fuente Investment Partnership and/or Robert G. Levin (the "Minority Interest") for $4.75 per share. On November 8, 2000, the offer to acquire was increased to $5.50 per share by the Fuente Investment Partnership and Robert G. Levin. On October 20, 2000, the Fuente Investment Partnership and Robert G. Levin formed the Purchaser in the State of Delaware for the purpose of consummating the Proposed Transaction.

     From September 7 through November 8, 2000, the Purchaser negotiated the terms and conditions of the Proposed Transaction, including the offer price, with a special committee of the Board of Directors of the Company consisting of the two (2) independent directors of the Company (the "SPECIAL COMMITTEE"), which was formed for the purpose of evaluating the proposal, and the Special Committee's financial and legal advisors. On November 8, 2000, the Fuente Investment Partnership and Robert G. Levin subscribed to purchase 1,516,786 shares of the Purchaser at $5.50 per share for a total purchase price of $8,342,323.

     At a meeting on November 8, 2000, the Board of Directors of the Company approved the terms and conditions of a tender offer by the Purchaser (the "Tender Offer") to acquire the Minority Interest at an increased price per share of $5.50 as set forth in the Offer to Purchase, and the terms and conditions of a second-step merger of the Purchaser with and into the Company, with the Company as the surviving corporation (the "Merger"), as set forth in the Agreement and Plan of Merger, dated as of November 8, 2000, by and among the Purchaser, the Fuente Investment Partnership and Robert G. Levin, and the Company, a copy of which is attached hereto as EXHIBIT 5 and incorporated herein by reference (the "Merger Agreement").

     Upon successful consummation of the Tender Offer and the Merger, the shares of Common Stock of the Company will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and such shares of Common Stock will cease to be quoted on the NASDAQ National Market.

     The information set forth in the "INTRODUCTION," "SPECIAL FACTORS, Section 6 -- Purpose and Structure of the Offer and the Merger" and "SPECIAL FACTORS,
Section 5 -- Plans for the Company," "THE OFFER, Section 1 -- Terms of the Offer," and "THE OFFER, Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     Except as set forth in this Item 4, neither the Purchaser, the Fuente Investment Partnership or Robert G. Levin has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Items 5-11 of the cover sheet filed herewith is incorporated by reference in response to this Item.

(a) Based on the Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2000, as of September 30, 2000 there were 5,846,478 shares of Common Stock outstanding. Set forth below is the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person.

Reporting Person                 Shares of Common Stock(1)        Percentage(1)
----------------                 -------------------------        -------------
HCH Acquisition Corp.               0                                0
Carlos A. Fuente, Sr.               1,522,964                         25.4%
Carlos P. Fuente, Jr.               1,522,964                         25.4%
Cynthia Fuente Suarez               1,522,964                         24.4%
Fuente Investment Partnership       1,522,964                         24.4%
Robert G. Levin                     2,992,149                         47.9%

(1) Includes 185,421 shares of Common Stock issuable upon the exercise of option granted to Robert G. Levin under the Company's 1997 Employee Stock Option Plan, 62,772 shares of Common Stock issuable upon the exercise of options granted to Carlos A. Fuente, Sr. under the Company's 1997 Non-Employee Director Stock Option Plan and 62,772 shares of Common Stock issuable upon the exercise of options granted to Carlos P. Fuente, Jr. under the Company's 1997 Non-Employee Director Stock Option Plan.

CUSIP NO.  436598 10 6


     (b) (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:

REPORTING PERSON                          SHARES OF COMMON STOCK
----------------                          ----------------------
HCH Acquisition Corp.                                 0
Robert G. Levin                                       2,992,149
Carlos A. Fuente, Sr.                                 62,772
Carlos P. Fuente, Jr.                                 62,772
Cynthia Fuente Suarez                                 0
Fuente Investment Partnership                         0


      (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:

REPORTING PERSON                          SHARES OF COMMON STOCK
----------------                          ----------------------
HCH Acquisition Corp.                                 0
Robert G. Levin                                       0
Carlos A. Fuente, Sr.                                 1,522,964
Carlos P. Fuente, Jr                                  1,522,964
Cynthia Fuente Suarez                                 1,522,964
Fuente Investment Partnership                         1,522,964


      (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

REPORTING PERSON                          SHARES OF COMMON STOCK
----------------                          ----------------------
HCH Acquisition Corp.                                 0
Robert G. Levin                                       2,992,149
Carlos A. Fuente, Sr.                                 62,772
Carlos P. Fuente, Jr                                  62,772
Cynthia Fuente Suarez                                 0
Fuente Investment Partnership                         0


(iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

REPORTING PERSON                          SHARES OF COMMON STOCK
----------------                          ----------------------
HCH Acquisition Corp.                                 0
Robert G. Levin                                       0
Carlos A. Fuente, Sr.                                 1,522,964
Carlos P. Fuente, Jr                                  1,522,964
Cynthia Fuente Suarez                                 1,522,964
Fuente Investment Partnership                         1,522,964

     (c) None

     (d) None

     (e) Not applicable

CUSIP NO.  436598 10 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     With the exception of (i) the Shareholder Agreement dated November 8, 2000 among the Purchaser, Robert G. Levin and the Fuente Investment Partnership,
(ii) the Bridge Loan Agreement and (iii) the Merger Agreement, the Purchaser, the Fuente Investment Partnership and Robert G. Levin are not parties to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Joint Filing Agreement among the Reporting Persons.


Exhibit 2 Loan Agreement, dated as of November 8, 2000, by and among the Purchaser, as borrower and First Union National Bank, as the lender (incorporated by reference to Exhibit (b)(1) of the Tender Offer Statement on Schedule TO filed by the Purchaser with the Securities and Exchange Commission on November 13, 2000).

Exhibit 3 Offer to Purchase, dated November 8, 2000 (incorporated by reference to Exhibit (a)(1)(i) of the Tender Offer Statement on Schedule TO filed by the Purchaser with the Securities and Exchange Commission on November 13, 2000).

Exhibit 4 Agreement and Plan of Merger, dated as of November 8, 2000, by and among the Purchaser, the Fuente Investment Partnership, Robert G. Levin and the Company (incorporated by reference to Exhibit (d)(1) of the Tender Offer Statement on Schedule TO filed by the Purchaser with the Securities and Exchange
               Commission on November 13, 2000).

Exhibit 5 Shareholder Agreement, dated as of November 8, 2000, by and among the Purchaser, the Fuente Investment Partnership and
               Robert G. Levin.

CUSIP NO.  436598 10 6

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2000

                                    /s/ Robert G. Levin
                                    --------------------------------------------
                                    Robert G. Levin


                                    /s/ Carlos A. Fuente, Sr.
                                    --------------------------------------------
                                    Carlos A. Fuente, Sr., individually and on
                                    behalf of Fuente Investment Partnership


                                    /s/ Carlos P. Fuente, Jr.
                                    --------------------------------------------
                                    Carlos P. Fuente, Jr., individually and on
                                    behalf of Fuente Investment Partnership


                                    /s/ Cynthia Fuente Suarez
                                    --------------------------------------------
                                    Cynthia Fuente Suarez, individually and on
                                    behalf of Fuente Investment Partnership


                                    HCH ACQUISITION CORP.

                                    BY: /s/ Robert G. Levin
                                       ______________________________
                                        Robert G. Levin
                                        President